Filed Pursuant to Rule 433

Registration No. 333-169474

May 26, 2011

Relating to Preliminary Prospectus

dated May 25, 2011

Spirit Airlines, Inc. (the “Company’’) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or the SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-954-447-7920.

SUMMARY OF THE OFFERING

Common stock offered by us:	15,600,000 shares

Initial public offering price per share	$12.00

Shares outstanding after the offering	71,824,668 shares (1)

Shares issued in the recapitalization agreement	29,371,718 shares

To funds affiliated with Indigo	7,629,573 shares

To funds affiliated with Oaktree	19,860,138 shares

Ownership of company by Indigo and Oaktree after the offering	71.8%

Funds affiliated with Indigo	31.5%

Funds affiliated with Oaktree	40.3%

Underwriters’ over-allotment option to purchase additional shares	Certain selling stockholders may sell up to 2,340,000 additional shares if the underwriters exercise their over-allotment option.

Use of proceeds	We estimate that we will receive net proceeds from this offering of approximately $171.0 million after deducting underwriting discounts and expenses of this offering payable by us.

We will retain net proceeds from the sale of shares of common stock by us in this offering equal to $150.0 million. The remaining net proceeds will be used for the following purposes and in the following amounts:

•	we will pay three individual, unaffiliated holders of our Subordinated Notes a fee equal to $450,000 in the aggregate; and

•

we will use the remaining net proceeds, which we estimate to be approximately $20.6 million, to repay Tranche A Notes and Tranche B Notes held by investment funds managed by Indigo and Oaktree, our controlling stockholders, to redeem (at a redemption price per share equal to the Liquidation Preference) certain of the outstanding shares of Class B Preferred Stock owned by an unaffiliated individual stockholder and, to the extent funds are available, to redeem certain shares of Class A Preferred Stock owned by investment funds managed by Oaktree.

We intend to use the $150.0 million of net proceeds from this offering that we retain to pay $1.8 million to Indigo in connection with the termination of their professional services agreement with us and the remaining proceeds for general corporate purposes, including cash reserves, working capital (including termination of our letter of credit facility), sales and marketing activities, general and administrative matters and capital expenditures, including future flight equipment acquisitions. Please see “Use of Proceeds.”

If the over-allotment option is exercised, we will not receive any proceeds from the sale of shares offered by the selling stockholders. Affiliates of Indigo and Oaktree are our controlling stockholders and are the selling stockholders in this offering. Please see “Principal and Selling Stockholders.”

Additional disclosure	An investment fund managed by Indigo has advised the company that it is in preliminary discussions for a possible loan in an amount not expected to exceed $12 million. This loan may be provided by certain of the underwriters on an arms-length basis and, if entered into, is expected to be secured by a portion of such fund’s shares of company common stock. This pledge is excepted from the lock-up, provided the lenders agree to be subject to the terms of the lock-up.

(1) The number of shares of our common stock outstanding after this offering is based on 26,852,950 shares outstanding as of March 31, 2011, and excludes:

•	an aggregate of 178,000 shares of common stock reserved for issuance under our Amended and Restated 2005 Incentive Stock Plan;

•	an aggregate of 3,000,000 shares of common stock reserved for issuance under our 2011 Equity Incentive Award Plan; and

•	469,000 shares of common stock issuable upon the exercise of stock options outstanding under our Amended and Restated 2005 Incentive Stock Plan, of which 83,875 are vested.

In the prospectus, we have calculated the number of shares of common stock to be issued pursuant to the 2011 Recapitalization using an initial public offering price of $12.00 per share, an assumed offering date of March 31, 2011 for purposes of calculating accrued and unpaid interest on the Notes and accrued and unpaid dividends on the shares of Preferred Stock, and the application of the net proceeds to us. Because the share amounts set forth above are based on shares of Preferred Stock and Notes outstanding as of March 31, 2011, such amounts do not take into account shares of common stock to be issued in the 2011 Recapitalization in satisfaction of accrued and unpaid interest on Notes and dividends on Preferred Stock accrued after March 31, 2011 and through the closing date of this offering. Such interest and dividends accrue at a rate of approximately $4.2 million per month in the aggregate (approximately 350,000 shares per month). For more information, please see “Use of Proceeds” and “Certain Relationships and Related Transactions—Recapitalization Agreement” in the prospectus.

SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA

The following tables summarize the financial and operating data for our business for the periods presented. You should read this summary financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes, all included in the prospectus.

We derived the summary statements of operations data for the year ended December 31, 2010 from our audited financial statements included in the prospectus. We derived the summary statements of operations data for the three months ended March 31, 2011 and the balance sheet data as of March 31, 2011 from our unaudited condensed financial statements included in the prospectus. Our historical results are not necessarily indicative of the results to be expected in the future, and results for the three months ended March 31, 2011 are not necessarily indicative of results to be expected for the full year.

	Year Ended December 31, 2010	Three Months Ended March 31, 2011
Pro forma earnings per share (1):
Basic	$1.49	$0.24
Diluted	$1.48	$0.24
Pro forma weighted average shares outstanding (1):
Basic	71,155,490	71,319,593
Diluted	71,661,573	71,660,869

(1)	Pro forma earnings per share is presented for the year ended December 31, 2010 and the three months ended March 31, 2011 to give effect to the following transactions as if they occurred as of January 1, 2010: (i) the elimination of all of our outstanding indebtedness and Preferred Stock, and the termination of any outstanding letter of credit facility supporting collateral obligations due to our credit card processors through (x) the application of a portion of the net proceeds from the sale of shares of common stock by us in this offering, (y) the exchange of any Notes not repaid with net proceeds from this offering for shares of common stock pursuant to the Recapitalization Agreement and (z) the exchange of any shares of Preferred Stock not redeemed with net proceeds from this offering for shares of common stock pursuant to the Recapitalization Agreement; (ii) adding back to net income the interest expense recorded in our statement of operations related to the indebtedness and Preferred Stock assumed to be retired ($50.3 million for 2010 and $14.3 million for the three months ended March 31, 2011); (iii) the issuance of shares of common stock in this offering and pursuant to the Recapitalization Agreement; and (iv) the estimated tax impact resulting from the above transactions. The number of such shares issued assumes an initial public offering price of $12.00 per share and an offering date of March 31, 2011 for purposes of calculating accrued and unpaid interest on the Notes and accrued and unpaid dividends on the shares of Preferred Stock.

The following table presents our historical balance sheet data as of March 31, 2011, and on a pro forma as adjusted basis to give effect to the 2011 Recapitalization, the Tax Receivable Agreement and this offering.

	As of March 31, 2011
	Actual	Pro Forma As Adjusted (1)(2)
	(in thousands)
Cash and cash equivalents	$62,601	$197,201
Total assets	545,240	692,397
Long-term debt, including current portion (3)	280,827	—
Mandatorily redeemable preferred stock	80,909	—
Total stockholders’ (deficit) equity (4)	(97,022)	388,259

(1)	Gives effect to: (i) the receipt of the estimated net proceeds from the sale of shares of common stock by us in this offering, the deduction of underwriting discounts and offering expenses payable by us and the application of such net proceeds as described under “Use of Proceeds;” (ii) the exchange of any Notes not repaid with net proceeds from this offering for shares of common stock pursuant to the Recapitalization Agreement; (iii) the exchange of any shares of Preferred Stock not redeemed with net proceeds from this offering for shares of common stock pursuant to the Recapitalization Agreement; and (iv) entry into the Tax Receivable Agreement.
(2)	Assumes an initial public offering price of $12.00 per share and an offering date of March 31, 2011 for purposes of calculating accrued and unpaid interest on the Notes and accrued and unpaid dividends on the shares of Preferred Stock.
(3)	Includes $23.2 million of current portion of long-term debt and $257.6 million of long-term debt. Excludes $11.0 million of accrued but unpaid interest on the Notes.
(4)	Reflects a reduction in additional paid-in capital on a pro forma as adjusted basis as a result of the recognition of the liability equal to the total estimated payments (approximately $35.9 million as of March 31, 2011) to be made under the Tax Receivable Agreement.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information in the prospectus before making a decision to invest in our common stock. If any of these risks should occur, our business, operating results, financial condition or growth prospects could be adversely affected. In those cases, the trading price of our common stock could decline and you may lose all or part of your investment.

We rely on our private equity sponsors.

We have in recent years depended on our relationships with Indigo and Oaktree, our private equity sponsors, to help guide our business plan. These two private equity firms have significant expertise in financial matters generally and, in the case of Indigo, the low-cost airline industry in particular. This expertise has been available to us through the representatives these firms have had on our board of directors and through a Professional Services Agreement with Indigo that was in place prior to the completion of this offering. Following the completion of this offering, investment funds managed by our private equity sponsors, Indigo and Oaktree, will, in the aggregate, own approximately 71.8% of our common stock, assuming no exercise of the underwriters’ option to purchase additional shares, all of which would be sold by our selling stockholders. After the offering, our private equity sponsors may elect to reduce their ownership in our company or reduce their involvement on our board of directors, which could reduce or eliminate the benefits we have historically achieved through our relationships with them.

Control by our principal stockholders could adversely affect our other stockholders.

When this offering is completed, Indigo and Oaktree will beneficially own approximately 71.8% of our common stock, assuming no exercise of the underwriters’ option to purchase additional shares. As a result, Oaktree and Indigo will be able to exert a significant degree of influence or actual control over our management and affairs and over matters requiring stockholder approval, including super-majority approval, including the election of directors, a merger, consolidation or sale of all or substantially all of our assets and other significant business or corporate transactions. In addition, under the “controlled company” exception to the independence requirements of the NASDAQ Stock Market, we will be exempt from the rules of the NASDAQ Stock Market that require that our board of directors be comprised of a majority of independent directors, that our compensation committee be comprised solely of independent directors and that our nominating and governance committee be comprised solely of independent directors. This concentrated control will limit the ability of other stockholders to influence corporate matters and, as a result, we may take actions that our other stockholders do not view as beneficial. For example, this concentration of ownership could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could cause the market price of our common stock to decline or prevent our stockholders from realizing a premium over the market price for their common stock. Investment funds managed by Oaktree and Indigo have entered into a Stockholders Voting Agreement in which they have agreed to vote their shares of our common stock to vote for directors as described more fully in “Certain Relationships and Related Transactions—Stockholders Voting Agreement” in the prospectus.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock outstanding prior to this offering. Therefore, if you purchase our common stock in this offering, you will incur an immediate substantial dilution of $6.60 in net tangible book value per share from the price you paid. For a further description of the dilution that you will experience immediately after this offering, please see “Dilution.”

The value of our common stock may be adversely affected by additional issuances of common stock or Preferred Stock by us or sales by our principal stockholders.

Any future issuances or sales of our common stock by us will be dilutive to our existing common stockholders. We had 26.9 million shares of common stock outstanding as of March 31, 2011. All of the shares of common stock sold in this offering will be freely tradeable without restrictions or further registration under the Securities Act. The holders of approximately 53.4 million shares, or 95.0% of outstanding shares of our common stock, have signed lock-up agreements with the underwriters of this offering, under which they have agreed, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of the underwriters for a period of 180 days, subject to a possible extension under certain circumstances, after the date of the prospectus. In addition, the holders of approximately 2.8 million shares, or 5.0% of outstanding shares of our common stock, have agreed not to sell, transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of the selling stockholders for a period of 120 days, subject to a possible extension under certain circumstances, after the date of the prospectus. After this offering, the holders of approximately 53.4 million shares of our common stock, including shares outstanding as of March 31, 2011 and shares estimated to be issuable in connection with the 2011 Recapitalization (assuming its consummation on March 31, 2011) will be entitled to rights with respect to registration of such shares under the Securities Act pursuant to a registration rights agreement. Please see “Certain Relationships and Related Transactions—Registration Rights” in the prospectus. Sales of substantial amounts of our common stock in the public or private market, a perception in the market that such sales could occur, or the issuance of securities exercisable or convertible into our common stock, could adversely affect the prevailing price of our common stock.

Our corporate charter and bylaws include provisions limiting voting by non-U.S. citizens.

To comply with restrictions imposed by federal law on foreign ownership of U.S. airlines, our amended and restated certificate of incorporation and amended and restated bylaws restrict voting of shares of our common stock by non-U.S. citizens. The restrictions imposed by federal law currently require that no more than 25% of our stock be voted, directly or indirectly, by persons who are not U.S. citizens, and that our president and at least two-thirds of the members of our board of directors and senior management be U.S. citizens. Our amended and restated bylaws provide that the failure of non-U.S. citizens to register their shares on a separate stock record, which we refer to as the “foreign stock record” would result in a suspension of their voting rights in the event that the aggregate foreign ownership of the outstanding common stock exceeds the foreign ownership restrictions imposed by federal law. Our amended and restated bylaws further provide that no shares of our common stock will be registered on the foreign stock record if the amount so registered would exceed the foreign ownership restrictions imposed by federal law. If it is determined that the amount registered in the foreign stock record exceeds the foreign ownership restrictions imposed by federal law, shares will be removed from the foreign stock record in reverse chronological order based on the date of registration therein, until the number of shares registered therein does not exceed the foreign ownership restrictions imposed by federal law. We are currently in compliance with these ownership restrictions. See “Business—Foreign Ownership” in the prospectus and “Description of Capital Stock—Anti-Takeover Provisions of Our Certificate of Incorporation and Bylaws to be in Effect Upon the Completion of this Offering—Limited Voting by Foreign Owners” in the prospectus. One of the funds managed by Oaktree and one of the funds managed by Indigo, which owned Class B Common Stock prior to this offering, are non-U.S. citizens. In connection with the 2011 Recapitalization, each share of Class B Common Stock will be exchanged for one share of common stock, provided that the non-U.S. citizen fund managed by Indigo may cause all or a portion of the shares to be exchanged for newly-established non-voting common stock and the right to convert on a share-for-share basis into common stock will be at the election of the holder for as long as they hold such non-voting common stock. If these shares are exchanged into common stock (in connection with the closing of this offering), all of our non-citizen funds will in the aggregate own approximately 20.0% of our common stock after the offering.

USE OF PROCEEDS

We estimate that we will receive net proceeds from the sale of the shares of common stock offered by us of approximately $171.0 million, after deducting underwriting discounts and the expenses of this offering payable by us (which will include those incurred by the selling stockholders, other than underwriting discounts on the shares offered by them). Only the selling stockholders will sell shares of common stock if the underwriters’ over-allotment option is exercised, and we will not receive any proceeds from the shares of common stock to be offered by the selling stockholders in the over-allotment option.

We will pay underwriting discounts on the shares offered by us and the expenses of this offering payable by us and the selling stockholders.

We will retain net proceeds from the sale of shares of common stock by us in this offering equal to $150.0 million. The remaining net proceeds will be used for the following purposes and in the following amounts:

•	we will pay three individual, unaffiliated holders of our Subordinated Notes a fee equal to $450,000 in the aggregate; and

•

we will use the remaining net proceeds of this offering, which we estimate to be $20.6 million, to pay a portion of the outstanding principal amounts of the Tranche A Notes and Tranche B Notes and all accrued and unpaid interest thereon, to redeem a portion of the outstanding shares of Class B Preferred Stock and, to the extent funds are available, to redeem a portion of the outstanding shares of Class A Preferred Stock. Of such net proceeds, 35% will be used to pay principal and interest on certain of the Tranche B Notes owned by investment funds managed by Indigo and 65% will be used to pay principal and interest on certain Tranche A Notes and Tranche B Notes owned by investment funds managed by Oaktree, to redeem (at a redemption price per share equal to the Liquidation Preference) certain of the outstanding shares of Class B Preferred Stock owned by an unaffiliated individual stockholder and, to the extent funds are available, to redeem (at a redemption price equal to the Liquidation Preference) certain of the outstanding shares of Class A Preferred Stock owned by investment funds managed by Oaktree. A description of the Notes to be repaid is set forth below.

	Due	Contractual Interest Rate	Principal and Accrued and Unpaid Interest Balance at March 31, 2011	Amount Estimated to be Repaid with Net Proceeds
			(in thousands)	(in thousands)
Tranche A Notes	April 30, 2012	17%	$123,198	$—
Tranche A Notes	December 30, 2011	17%	20,000	—
Tranche B Notes	April 30, 2012	17%	133,711	20,564

We intend to use the $150.0 million of net proceeds we retain from this offering to pay $1.8 million to Indigo in connection with the termination of their professional services agreement with us and the remaining proceeds for general corporate purposes, including cash reserves, working capital (including termination of our letter of credit facility described below), sales and marketing activities, general and administrative matters, and capital expenditures, including future flight equipment acquisitions.

We are party to a $30 million letter of credit facility that we use to satisfy a portion of the required holdback for our principal credit card processor. The facility is subject to a commitment fee of 15% per annum, which is payable on a monthly basis. As of March 31, 2011, the amount under the letter of credit was $13.0 million. We intend to terminate this letter of credit facility after the consummation of this offering and use a portion of the net proceeds from this offering retained by us to pay the lender a $0.6 million termination fee and to provide for any increase in restricted cash required by our credit card processor as a result of such termination. For more information, see “Description of Principal Indebtedness—Letter of Credit Facility” in the prospectus.

Pending these uses, we intend to invest the net proceeds in high quality, short-term obligations, and do not intend to invest in auction rate securities. Currently we do not yet know the amounts that we intend to use for each of these general corporate activities. Accordingly, our management will have broad discretion over the uses of the net proceeds in this offering. We cannot predict whether the proceeds invested will yield a favorable return.

CAPITALIZATION

The following table sets forth our capitalization and cash and cash equivalents as of as of March 31, 2011:

•	on an actual basis; and

•

on a pro forma as adjusted basis after giving effect to (i) the receipt of the estimated net proceeds from the sale of 15,600,000 shares of common stock by us in this offering (based on an initial public offering price of $12.00 per share), the deduction of underwriting discounts and offering expenses payable by us and the application of such net proceeds as described under “Use of Proceeds;” (ii) the exchange of any Notes not repaid with net proceeds from this offering for shares of common stock pursuant to the Recapitalization Agreement; (iii) the exchange of any shares of Preferred Stock not redeemed with net proceeds from this offering for shares of common stock pursuant to the Recapitalization Agreement; and (iv) entry into the Tax Receivable Agreement.

You should read this capitalization table together with our financial statements and the related notes appearing at the end of the prospectus, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section, other financial information included in the prospectus and “Certain Relationships and Related Transactions—Recapitalization Agreement” in the prospectus.

	As of March 31, 2011
	Actual	Pro Forma As Adjusted
	(in thousands)
Cash and cash equivalents	$62,601	$197,201

Current maturities of long-term debt (1)	$23,240	$—
Long-term debt (including due to related parties), less current maturities (1)	257,587	—
Mandatorily redeemable preferred stock	80,909	—

Stockholders’ (deficit) equity:
Common stock: Class A common stock, $0.0001 par value, 25,000,000 shares of common stock authorized, 20,848,847 shares issued and outstanding; 240,000,000 shares authorized, 71,824,668 shares issued and outstanding pro forma as adjusted	2	7
Common stock: Class B common stock, $0.0001 par value, 6,500,000 shares authorized, 6,004,103 shares outstanding; no shares authorized, no share issued and outstanding pro forma as adjusted	1	—
Additional paid-in capital (2)	848	487,943
Accumulated deficit	(97,873)	(99,691)

Total stockholders’ (deficit) equity	(97,022)	388,259

Total capitalization	$264,714	$388,259

(1)	Excludes an aggregate of $11.0 million of accrued but unpaid interest on the Notes.
(2)	Additional paid-in capital on a pro forma as adjusted basis is reduced as a result of the recognition of the liability equal to the total estimated payments (approximately $35.9 million as of March 31, 2011) to be made under the Tax Receivable Agreement.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock immediately after the offering.

The historical net tangible book value (deficit) of our common stock as of March 31, 2011 was $(97.6) million, or $(3.63) per share. Historical net tangible book value per share is determined by dividing the net tangible book value by the number of shares of outstanding common stock. If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share of our common stock.

After giving effect to (i) our issuance of 15,600,000 shares of common stock at an initial public offering price of $12.00 per share and deducting estimated underwriting discounts and estimated offering expenses payable by us, (ii) the exchange of any Notes not repaid with the net proceeds from this offering for shares of common stock pursuant to the Recapitalization Agreement, (iii) the exchange of any shares of Preferred Stock not redeemed with net proceeds from this offering for shares of common stock pursuant to the Recapitalization Agreement; and (iv) entry into the Tax Receivable Agreement, our pro forma net tangible book value as adjusted as of March 31, 2011 would have been approximately $387.9 million, or approximately $5.40 per pro forma share of common stock. This represents an immediate increase in pro forma net tangible book value of $9.03 per share to our existing stockholders and an immediate dilution of $6.60 per share to new investors in this offering.

The following table illustrates this dilution on a per share basis to new investors:

Initial public offering price		$12.00
Net tangible book value per share as of March 31, 2011	$(3.63)
Net increase per share attributable to 2011 Recapitalization and TRA(1)	1.26

Pro forma net tangible book value per share before this offering	(2.37)
Increase per share attributable to this offering	7.77

Pro forma net tangible book value per share, as adjusted to give effect to this offering		5.40

Dilution in pro forma net tangible book value per share to new investors in this offering		$6.60

(1)	Reflects the net increase per share attributable to the conversion of Preferred Stock and exchange of outstanding Notes pursuant to the 2011 Recapitalization, net of the decrease per share attributable to the distribution to the Pre-IPO Stockholders of their right to receive a pro rata share of the future payments to be made under the Tax Receivable Agreement.

The table below summarizes as of March 31, 2011, on a pro forma as adjusted basis described above, the number of shares of our common stock, the total consideration and the average price per share (i) paid to us by existing stockholders, (ii) issued to existing preferred stockholders and Note holders upon conversion of Preferred Stock and exchange of outstanding Notes pursuant to the 2011 Recapitalization and (iii) to be paid by new investors purchasing our common stock in this offering at an initial public offering price of $12.00 per share (in thousands except share, per share and percentage data).

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing Stockholders	26,852,950	37.4%	$1,372	0.3%	$0.05
2011 Recapitalization preferred stockholders and Note holders	29,371,718	40.9%	352,461	65.1%	12.00
New investors	15,600,000	21.7%	187,200	34.6%	12.00

Total	71,824,668	100%	$541,033	100.0%	$7.53

The above discussion and tables are based on 26,852,950 shares of common stock issued and outstanding as of March 31, 2011 and excludes:

•	an aggregate of 178,000 shares of common stock reserved for issuance under our Amended and Restated 2005 Incentive Stock Plan;

•	an aggregate of 3,000,000 shares of common stock reserved for issuance under our 2011 Equity Incentive Award Plan; and

•	469,000 shares of common stock issuable upon the exercise of stock options outstanding under our Amended and Restated 2005 Incentive Stock Plan, of which 83,875 are vested.

Because the share amounts set forth above are based on shares of Preferred Stock and Notes outstanding as of March 31, 2011, such amounts do not take into account shares of common stock to be issued in the 2011 Recapitalization in satisfaction of accrued and unpaid interest on Notes and dividends on Preferred Stock accrued after March 31, 2011 and through the closing date of this offering. Such interest and dividends accrue at a rate of approximately $4.2 million per month in the aggregate (approximately 350,000 shares per month).

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth, as of March 31, 2011, information regarding beneficial ownership of our capital stock by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our voting securities;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options and warrants that are currently exercisable or exercisable within 60 days. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown that they beneficially own, subject to community property laws where applicable.

Common stock subject to stock options and warrants currently exercisable or exercisable within 60 days of March 31, 2011, are deemed to be outstanding for computing the percentage ownership of the person holding these options and warrants and the percentage ownership of any group of which the holder is a member but are not deemed outstanding for computing the percentage of any other person.

We have based our calculation of the percentage of beneficial ownership prior to the offering on 26,852,950 shares of common stock outstanding on March 31, 2011. We have based our calculation of the percentage of beneficial ownership after the offering on 71,824,668 shares of our common stock outstanding immediately after the completion of this offering (assuming no exercise of the underwriters’ over-allotment option to purchase shares from the selling stockholders).

Unless otherwise noted below, the address for each of the stockholders in the table below is c/o Spirit Airlines, Inc., 2800 Executive Way, Miramar, Florida 33025.

	Beneficial Ownership Prior to the Offering				Beneficial Ownership After the Offering (3)		Beneficial Ownership After the Offering if the Over- allotment Option is Exercised (3)(4)
Name and Address of Beneficial Owner	Common Stock	Options Exercisable within 60 days	Number of Shares Beneficially Owned	Percent	Number of Shares Beneficially Owned	Percent	Number of Shares Beneficially Owned	Percent
5% Stockholders:
Funds affiliated with Indigo (1)	14,999,970	—	14,999,970	55.9%	22,629,543	31.5%	22,422,877	31.2%
Funds affiliated with Oaktree Capital Management (2)	9,080,442	—	9,080,442	33.8%	28,940,580	40.3%	26,807,247	37.3%

Named Executive Officers and Directors:
B. Ben Baldanza	500,000	—	500,000	1.9%	500,000	*	500,000	*
David Lancelot	187,500	—	187,500	*	187,500	*	187,500	*
Barry Biffle	275,000	2,500	277,500	1.0%	277,500	*	275,000	*
Thomas Canfield	175,000	2,500	177,500	*	177,500	*	175,000	*
Kenneth McKenzie	—	46,250	46,250	*	46,250	*	46,250	*
Bill Franke (1)	14,999,970	—	14,999,970	55.9%	22,629,543	31.5%	22,422,877	31.2%
David Elkins	—	—	—	*	—	*	—	*
H. McIntyre Gardner	—	—	—	*	—	*	—	*
Robert Johnson	—	—	—	*	—	*	—	*
Barclay Jones III	—	—	—	*	—	*	—	*
Jordon Kruse	—	—	—	*	—	*	—	*
Michael Lotz	—	—	—	*	—	*	—	*
Stuart Oran	50,000	—	50,000	*	50,000	*	50,000	*
Horacio Scapparone	—	—	—	*	—	*	—	*
John Wilson	—	—	—	*	—	*	—	*
All executive officers and directors as a group (15 persons)	16,187,470	51,250	16,238,720	60.5%	23,868,293	33.2%	23,656,627	33.0%

*	Represents beneficial ownership of less than one percent (1%) of the outstanding common stock.
(1)	Shares of common stock reflected in the column entitled “Beneficial Ownership Prior to the Offering” consist of 9,333,315 shares held by Indigo Florida L.P. and 5,666,655 shares held by Indigo Miramar LLC. Shares of common stock reflected in the columns entitled “Beneficial Ownership After the Offering” and “Beneficial Ownership After the Offering if the Over-allotment Option is Exercised” include shares that we will issue to the following funds affiliated with Indigo in connection with the 2011 Recapitalization based on the assumptions set forth in footnote (3) below: 4,747,291 shares to Indigo Florida L.P. and 2,882,282 shares to Indigo Miramar LLC. Bill Franke is the managing member of a fund that is the general partner of Indigo Florida L.P. and is manager of a fund that is the manager of Indigo Miramar LLC and as such, has voting and dispositive power over these shares. Mr. Franke disclaims beneficial ownership of the shares held by these entities except to the extent of any pecuniary interest therein. Each entity listed herein whose shares are beneficially owned by Indigo has a principal business address of: c/o Indigo Partners, 2525 East Camelback Road, Suite 800, Phoenix, Arizona 85016.
(2)

Shares of common stock reflected in the column entitled “Beneficial Ownership Prior to the Offering” consist of 470,000 shares held by OCM Spirit Holdings, LLC, 8,580,442 shares held by OCM Spirit Holdings II, LLC and 30,000 shares held by POF Spirit Foreign Holdings, LLC. Shares of common stock reflected in the column entitled “Beneficial Ownership After the Offering” and “Beneficial Ownership After the Offering if the Over-allotment Option is Exercised” includes shares that we will issue to the following funds affiliated with Oaktree Capital in connection with the 2011 Recapitalization based on the assumptions set forth in footnote (3) below: 11,933,137 shares to OCM Spirit Holdings II, LLC; 421,949 shares to POF Spirit Foreign Holdings, LLC; 5,705,684 shares to OCM Spirit Holdings, LLC; 1,244,544 shares to OCM Spirit Holdings III, LLC; and 554,824 shares to OCM Spirit Holdings III-A, LLC.

Howard S. Marks, Bruce A. Karsh, Sheldon M. Stone, Larry W. Keele, Stephen A. Kaplan, John B. Frank, David M. Kirchheimer and Kevin L. Clayton, whom we refer to collectively as the Oaktree Management Group, are members of the executive committee of Oaktree Capital Group Holdings GP, LLC. Oaktree Capital Group Holdings GP, LLC is the general partner of Oaktree Capital Group Holdings, L.P., which is the majority holder of the voting units of Oaktree Capital Group, LLC. Oaktree Capital Group, LLC is the sole shareholder of Oaktree Holdings, Inc., which is the general partner of Oaktree Capital Management, L.P., which is the manager of each of OCM Spirit Holdings, LLC, OCM Spirit Holdings II, LLC and POF Spirit Foreign Holdings LLC, each of which owns common stock of the Company. As such, each such entity and member of the Oaktree Management Group may be deemed to have voting and dispositive power over the shares held by each of OCM Spirit Holdings, LLC, OCM Spirit Holdings II, LLC and POF Spirit Foreign Holdings LLC. Each such entity and member of the Oaktree Management Group disclaims beneficial ownership of shares of common stock of the Company except to the extent of any pecuniary interest therein.

Each entity listed herein whose shares are beneficially owned by the Oaktree Management Group has a principal business address of: c/o Oaktree Capital Management, 333 S. Grand Avenue, Los Angeles, California 90071.

(3)	In this table, we have calculated the number of shares of common stock beneficially owned after this offering, and after the 2011 Recapitalization, using an initial public offering price of $12.00 per share, an assumed offering date of March 31, 2011 for purposes of calculating accrued and unpaid interest on the Notes and accrued and unpaid dividends on the shares of Preferred Stock, and the application of the net proceeds to us from this offering as set forth in “Use of Proceeds.”

(4)	If the over-allotment option is exercised by the underwriters, the allocation of the number of shares to be sold upon such exercise between the selling stockholders (funds affiliated with Indigo and funds affiliated with Oaktree Capital Management) is subject to the terms of the Recapitalization Agreement. For more information, see “Certain Relationships and Related Transactions—Recapitalization Agreement” in the prospectus.

DESCRIPTION OF CAPITAL STOCK

Registration Rights

We have granted the registration rights described below to holders of approximately 53.4 million shares of our common stock pursuant to the terms of a Second Amended and Restated Investor Right Agreement, dated as of July 13, 2006, among us and Indigo Florida, L.P., Indigo Miramar LLC, OCM Spirit Holdings, LLC, OCM Spirit Holdings I, LLC, OCM Spirit Holdings II, LLC, OCM Spirit Holdings III, LLC, OCM Spirit Holdings III-A, LLC, OCM Principal Opportunities Fund II, L.P., OCM Principal Opportunities Fund III, L.P., and certain other investors. The number of shares to which these registration rights apply will also include all shares issuable in the 2011 Recapitalization.

The following description of the terms of the registration rights agreement is intended as a summary only and is qualified in its entirety by reference to the Amended and Restated Investors Rights Agreement filed as an exhibit to the registration statement of which the prospectus is part.

Demand and Short-Form Registration Rights

After the completion of this offering, the holders of approximately 53.4 million shares of our common stock will be entitled to certain demand and short-form registration rights. The number of shares to which these registration rights apply also includes all shares issuable in the 2011 Recapitalization. At any time at least 180 days following the consummation of this offering, the holders of at least a majority of these shares can, on not more than two occasions, request that we register all or a portion of their shares under the Securities Act. In addition, following this offering, these holders will be entitled to certain short-from registration rights. The holders of at least a majority of these shares may make a written request that we register their shares on a short form registration, if we are eligible to file a registration statement on Form S-3. These stockholders may make an unlimited number of requests for registration on Form S-3. However, we will not be required to affect a demand or short-form registration within six months after the effective date of a previous demand or short-form registration. In addition, once every 12 months, we may postpone for up to six months the filing or the effectiveness of a registration statement for a demand or a short-form registration, if our board of directors determines that such registration would have a material adverse effect on any of our proposals or plans to engage in any acquisitions of assets, merger, consolidation, tender offer or similar transaction.

Notwithstanding the above, pursuant to the Recapitalization Agreement, investment funds managed by Oaktree and Indigo will have the right to sell a number of shares of common stock in this offering solely and to the extent that the underwriters exercise their over-allotment option to purchase additional shares of common stock in such an amount so that Oaktree and Indigo will receive gross proceeds from the sale of up to $25.6 million and $5.0 million, respectively (with priority to the Oaktree shares), and any remaining shares of common stock that may be sold in the over-allotment will be sold on a pro rata basis between investment funds managed by Oaktree and Indigo. Further, investment funds managed by Oaktree and Indigo will have the right, subject to certain limitations, to sell shares of common stock in a registered offering following this offering in amounts equal to the difference between $25.6 million and $5.0 million, respectively, and the gross proceeds that each received in the over-allotment sale in this offering. The Recapitalization Agreement also provides that we will pay all of the reasonable out of pocket transaction expenses of the investment funds managed by Oaktree and Indigo incurred in connection with the sale of shares in this offering, other than underwriters discounts.

Piggyback Registration Rights

At any time at least 180 days following the consummation of this offering, in the event that we propose to register any of our securities under the Securities Act, the holders of approximately 53.4 million shares of our common stock will be entitled to certain “piggyback” registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations. The number of shares to which these “piggyback” registration rights apply will also include all shares issuable in the 2011 Recapitalization. As a result, whenever we propose to file a registration statement under the Securities Act (other than with respect to our initial public offering, pursuant to a demand or short-form registration, or pursuant to a registration on Form S-4 or S-8 or any successor or similar forms), the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

Limited Voting by Foreign Owners

To comply with restrictions imposed by federal law on foreign ownership of U.S. airlines, our amended and restated certificate of incorporation and amended and restated bylaws restrict voting of shares of our capital stock by non-U.S. citizens. The restrictions imposed by federal law currently require that no more than 25% of our voting stock be voted, directly or indirectly, by persons who are not U.S. citizens, and that our president and at least two-thirds of the members of our board of directors and senior management be U.S. citizens. Our amended and restated certificate of incorporation provides that no shares of our capital stock may be voted by or at the direction of non-U.S. citizens unless such shares are registered on a separate stock record, which we refer to as the foreign stock record. Our amended and restated bylaws further provide that no shares of our capital stock will be registered on the foreign stock record if the amount so registered would exceed the foreign ownership restrictions imposed by federal law. Presently, ten of the eleven members of our board of directors are U.S. citizens.

In connection with the 2011 Recapitalization, each share of Class B Common Stock will be exchanged for one share of common stock, provided that a non-citizen investment fund managed by Indigo may cause all or a portion of the shares to be exchanged for newly-established non-voting common stock and the right to convert on a share-for-share basis into common stock will be at the election of the holder for as long as they hold such non-voting common stock. If these shares are exchanged into common stock (in connection with the closing of this offering), all of our non-citizen funds will in the aggregate own approximately 20.0% of our common stock after the offering.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares outstanding as of March 31, 2011 and giving effect to the completion of this offering, 71.8 million shares of common stock will be outstanding, assuming no exercise of the underwriters’ over-allotment option, no exercise of outstanding options and that the shares of common stock have been issued pursuant to the 2011 Recapitalization using an initial public offering price of $12.00 per share, an assumed offering date of March 31, 2011 for purposes of calculating accrued and unpaid interest on the Notes and accrued and unpaid dividends on the shares of Preferred Stock, and the application of the net proceeds to us from this offering as set forth in “Use of Proceeds.” Because the share amounts set forth above are based on shares of Preferred Stock and Notes outstanding as of March 31, 2011, such amounts do not take into account shares of common stock to be issued in the 2011 Recapitalization in satisfaction of accrued and unpaid interest on Notes and dividends on Preferred Stock accrued after March 31, 2011 and through the closing date of this offering. Such interest and dividends accrue at a rate of approximately $4.2 million per month in the aggregate. Of the 71.8 million outstanding shares, all of the shares sold in this offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below.

After this offering, 53.4 million shares of common stock will be restricted as a result of securities laws, lock-up agreements or the Recapitalization Agreement as described below. Following the expiration of the various lock-up periods, all shares will be eligible for resale in compliance with Rule 144 or Rule 701, if then available, to the extent such shares have been released from any repurchase option that we may hold. “Restricted securities” as defined under Rule 144 were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. These shares may be sold in the public market only if registered pursuant to an exemption from registration, such as Rule 144 or Rule 701 under the Securities Act.

The share amounts set forth in this section are subject to change and will depend primarily on the price per share at which our common stock is sold in this offering and the total size of the offering. Please see “Use of Proceeds” and “Certain Relationships and Related Party Transactions—Recapitalization Agreement” in the prospectus.

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale and are current in filing our periodic reports. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of the following:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately 718,000 shares, based on the number of shares of common stock outstanding as of March 31, 2011 and giving effect to the 2011 Recapitalization and the completion of this offering; or

•

the average weekly trading volume of our common stock on the NASDAQ Stock Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale (or if no such notice is required, the transaction order or execution date).

Such sales by affiliates must also comply with the manner of sale and notice provisions of Rule 144.